URANIUM ENERGY CORP.

WALL STREET ANALYST FORUM
PRESENTATION TRANSCRIPT

[Response to Item 5 of the SEC comment letter
to the Company dated March 15, 2007]

In response to Item 5 of the SEC comment letter dated March 15, 2007, the following sets out the location in the Description of Business and Properties section of the Form SB-2 of Uranium Energy Corp. in which the statements made below by Mr. Adnani at the analyst conference held on February 14, 2007 relating to trends in uranium production, the step out drilling program, fast-tracking of projects and the Company's plan of operations are referenced. We have indicated where the information is located in the right-hand column and have noted the references made in the Form SB-2 below each paragraph. We note that certain of the industry information provided by Mr. Adnani is available in the public domain.

We also note that the transcript of the interview was generated by a computer program that converts voice into text and we believe there are a number of errors in the transcript with respect to Mr. Adnani's comments in the interview and what is reflected in the transcript of the interview. We have set out what we believe are some of the errors.
Location of Information in Description of Business and Properties Section
1.

Thank you for taking part in this presentation today. Good morning. Uranium Energy Corp. is a company that we are going to be talking about. Here's just a quick slide on forward-looking statements that I will be making in our standard disclaimer.

[Not applicable]

N/A
2.

We will start up with just covering a few important parameters about the uranium market and specifically looking at the commodity, the uranium commodity, it's important to pay attention to where we feel this is heading and some of the fundamental shifts that are taking place on the supply side of uranium.

[Not applicable]

N/A

Location of Information in Description of Business and Properties Section
3.

Spot uranium currently is at about $75 a pound. When looking at some of the historic prices that it's achieved within uranium inflation adjusted on the price of uranium, we see that $120 a pound is where the inflation adjusted all time high. We believe that there is still room for the price of uranium on the commodity side to grow and rise. And this has been further exaggerated with so of the news that came out of Cameco's Cigar Lake project recently in October about the flooding of the Cigar Lake mine and some of the pressure that is added -- significant pressure that is added to the production coming on-stream in 2008 and 2009.

[Reference is made to Uranium prices and the potential for price increases due to an expected decrease in available supply.]

Background
4.

Just got a couple of recent headlines here in the slide for you. February 8th, the gold and euro up in Canada, there was further news that uranium sales are going to be postponed up to seven years out of Cigar Lake. This is again something that community -- the mining community and the uranium industry is trying to digest and understand what is going to happen with the Cameco's project, and in March there is will be more updates coming out of that.

[Reference is made to potential price increases due to an expected decrease in available supply.]

Background
5.

Greg Barnes, who has been analyst for TD Newcrest wrote, this is likely in our view to provide further upward momentum behind the uranium price, so, again, there seems to be unanimous support for this swap price for uranium reaching higher levels.

[Reference is made to potential price increases due to an expected decrease in available supply.]

Background
6.

Now, specifically, our company when looking at the uranium space, Uranium Energy Corp. is really focused on the sub-sector looking at the various opportunities in the uranium sector, the sub-sector being US uranium industry. We believe that -- we have looked at the various ways where companies could be developed and brought on stream to successfully take advantage and develop value in the space.

[Reference is made to the Company being engaged in the exploration of properties that may contain uranium minerals in the United States.]

General

Location of Information in Description of Business and Properties Section
7.

We feel that the US represents one of the best opportunities available out there right now, for a number of reasons. This is by far the largest consumer of uranium in the world, the US domestic market has 104 nuclear reactors and this country consumes about 15 million tones of uranium annually. And production as of last year was only about 3 million tones from US soil.

[Reference is made to uranium consumption and production in the United States.]

Background
8.

As we move forward in order to support this very important and strategic industry that supplies about 20% of our electricity. It's very important that the uranium mining industry in the US gets back up on its feet again and becomes a growing concern.

[Reference is made to uranium production in the United States supplying approximately 20% of the electricity consumed in the United States.]

Background
9.

Historically a lot of exploration work has been done in the US for uranium between 1960 and 1985. Every single oil and -- major oil and gas company had uranium division. There were a lot independent operators that were active in this space. This has led to many discoveries that were made historically and a lot of projects that are available today in the US. What the US uranium industry needs, in our opinion today, is not more exploration but production and we have really become focused on how we can give up our company and become a near strong producer. And I will get into that in a second but here's our business model.

[Reference is made to historical exploration for uranium in the United States.]

Background
10.

Our business model is two-fold at the end of the day. We feel that these development stage projects that were abandoned by the previous discoverers and operators, provides us tremendous opportunity for us to go out there and accumulate a project portfolio. Our objective is over the next year to accumulate close to 50 million tones of uranium, historic uranium resources in the ground throughout the US state that we feel are the friendly states where uranium mining and the right places to be at. We have specifically also identified a number of low grade ISR-amenable projects that we feel we can fast track to production specifically in the states of Texas and Wyoming.

[Reference is made to historical exploration for uranium in the United States and the acquisition of historical exploration data as well as fast-tracking of projects.]

Background

Location of Information in Description of Business and Properties Section
11.

In terms of people and in terms of intellectual capital, I would like to just touch on these few things for a second. With two building blocks and value drivers in our business, our historic information, historic information which basically represents work that was completed by previous operators. A lot of these databases follows an old maps and reports. Lot of rates available or perhaps still are available, in total we have gone out there and we have acquired indifferent historic databases, followed by more unique and held on to by geologists and engineers that were active in this business and held on to this information.

[Reference is made to historical exploration for uranium in the United States and the acquisition of historical exploration data.]

Background; Our Database
12.

In today we have over 4.8 million feet of drilling info for over hundreds of different projects throughout the US. This is our intellectual capital. This is what is driving our acquisition initiatives, this is what's driving our initiatives to develop exploration program around the projects that we have identified. This has let us to acquire over 19,000 acres of land in six different states. Again, every single project that we have acquired was previously subject of exploration for uranium. There is a historic relevance attached to every project. And our ongoing acquisition initiatives are guided by this historic informational library that I am talking about.

[Reference is made to historical exploration for uranium in the United States and the acquisition of historical exploration data as well as interests in over 19,000 gross acres of land.]

General; Background; Mineral Exploration Properties; Our Database
13.

The second important thing to sort of highlight here is the fact that we then taken these databases and we have separated them by states. So we have got a number of field offices that we have opened up over the past year and a half in Casper, in Albuquerque, Austin and Kingsville. Every single office is filled with geologists and engineers that are going through the data, were housing the data in these places. And again this has been a systematic process to go out there and really position ourselves as a leading uranium company with holdings in the US which we believe is very strategic moving forward.

[Reference is made to historical exploration data acquired and our properties being the subject of historical exploration.]

General; Background; Our Database

Location of Information in Description of Business and Properties Section
14.

Second volume driver in the company is really built on the fact that recognition has to be made here, that the human resources in the uranium industry is extremely thin right now. We looked at a number of labor related statistics for uranium mining in the US; we looked at data that was provided by the Department of Energy. And we looked at, earlier on referred to, the price of uranium at an all time high price of uranium, which is about a $120 a pound which occurred in 1979.

[Reference is made to labour statistics and the Company's team of highly experienced professionals.]

Background
15.

And in 1979, there were over 20,000 people employed and working in the uranium mining industry in the US. In 2004, there were just over 400 individuals according to the BOE survey employed in this industry. As you can see the opportunity to become a uranium company and the opportunity to bring uranium production on stream is phenomenal given that the upside potential the price of uranium has, but the manpower and the human resources is in our opinion the most important bottleneck for companies to pay attention to.

[Reference is made to labour statistics and the Company's team of highly experienced professionals as well as a barrier created by a shortage of human resources.]

Background
16.

And our company has really taken this opportunity and has developed a competitive advantage around this by assembling one of the most unique and unparallel technical teams out there.

[Reference is made to our team of mining professionals which is believed to be a competitive advantage for the Company.]

Background
17.

We have put together a team 11 geologists and engineers and uranium mining professional. These are individuals that have spent their entire careers in the uranium mining industry, exploring for uranium deposits, developing operations, to go into production for uranium.

[Reference is made to our team of highly experienced professionals.]

Background; Employees

Location of Information in Description of Business and Properties Section
18.

Collectively, the team of these 11 individuals, we've got 320 years worth of aggregate uranium experience. This in our opinion is a competitive advantage for our company, and it allows us to demonstrate that we not only have the projects and intellectual capital but the people to be able to move projects -- the company's interests forward, especially at a time where again we have this limitation and bottleneck on people and manpower.

[Reference is made to our team of highly experienced professionals.]

Background
19.

And specifically, again, when you look at our technical team, they have been involved with every notable interest or recovery uranium project in the US. They've built both these things. They have operated them.

[Reference is made to our team of highly experienced professionals.]

Background
20.

Of the 3 million pounds of uranium that's produced annually in the US right now, a number of -- some of the key members of technical team are responsible for having built about 85% of these projects. This again is quite unparallel than -- and unprecedented between other junior uranium companies that are active in the States, right now.

[Reference is made to our team of highly experienced professionals.]

Background
21.

So where is this -- let us assume that utilizing the people that I talked about, combining that with the exploration databases, which is intellectual capital that we talked about, it's got to construe a situation just recovering our project portfolio. We are between the 19 different projects that we have acquired in six different US states.

[Reference is made to our exploration database and our mineral projects.]

Background; Our Database; Mineral Exploration Properties
22.

And the states that we're active in are classic uranium exploration and mining states. We are talking about Wyoming, Utah, Colorado, Arizona, New Mexico and Texas. In total, in terms of acreages, it's again over 90,000 acreages. This is just a quick breakdown of number of historic resources that were documented by the previous operators that managed these properties before we acquired them.

[Reference is made to the states in which we hold our interests being historically active in uranium exploration and our exploration database.]

Background; Our Database

Location of Information in Description of Business and Properties Section
23.

And the potential that we feel these various projects hold are quite significant and we will be able to develop further with exploration initiatives to be able to prove up additional resources and potential ideas at these projects.

[Reference is made to our properties being the subject of historical exploration.]

General; Background; Our Database
24.

When looking at our company, we have amended to grow our land closing and our project portfolio through the acquisition of projects that I demonstrated in the previous slide. We also have the objective of being in production in the next two to three years. And we will get into the production timeline in a second, but most of our activity in terms of identifying the key state that we can get into production has been focused on Texas.

[Reference is made to our plan to acquire additional properties and our plan to be in production in the second half of 2009 and related workflow.]

General; Background; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008
25.

Texas is where we have our most advanced stage project, which is our Goliad project. The Goliad project has a historic resource of 5.2 million tons uranium. This is a project that was previously identified and acquired and worked on by a couple of companies named Moore Energy and Coastal States.

[Reference is made to the history of previous operations at the Weesatche Project.]

Weesatche Leases, Goliad County, Texas - History of Previous Operations
26.

We looked at the South Texas uranium trend as being a uranium trend that has been extremely prolific for uranium mines and uranium operations that have come on stream. Again it's hosted -- it's previously been hosted by 31 different uranium mines historic and present. And it's been home to about 26 of these projects being ISR recoverable, which is again the method of mining that we are focused on.

[Reference is made to the South Texas uranium trend that has previously been the subject of substantial historical exploration and the related rock formation.]

Mineral Exploration Properties, Texas - Texas

Location of Information in Description of Business and Properties Section
27.

Texas is also an agreement state, meaning that most and all of the regulatory and environmental permitting issues that we need to overcome is done and handled at the state level and allowed us to again touch start the production sooner. The Goliad project is the project that we have mobilized about five drilling rigs on, since June of 2006. We are doing confirmatory drilling there to prove up the 5.2 million tons of historic resource that we talked about.

[Reference is made to regulatory and environmental permitting issues in Texas being handled at the state level. Reference is also made to the drilling program for the Weesatche property]

Background; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008
28.

Since this drilling program started, we have had two press releases, whereby, we've successful announced that we have been able to match the old geophysical values that Moore Energy had received on this project based on 400 delineation holes that they had completed. We have completed close to 350 holes ourselves. And our program there in terms of confirmation drilling is ongoing, and we are expecting to finish it over the next two to three weeks.

[Reference is made to drilling operations at the Weesatche property.]

Weesatche Leases, Goliad County, Texas - Geology of the Property
29.

Here is just a quick map of the Goliad project. Again, as you can see, we have got the lease foundry here showing in the green segment, in the red, orange, and the blue that you see in the middle is where the uranium occurs -- the uranium mineralization occurs. We have a number of old step-out drilling holes that were completed made up for these holes that demonstrated that the Goliad Project had uranium mineralization encountered on extension.

[The map included in the Form SB-2 relating to the Weesatche property is essentially the same as the one shown at the interview, with some colour and notation differences. Reference is also made to the step out drilling program.]

Weesatche Leases, Goliad County, Texas; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008
30.

What that means in essence is that the project has the potential and the capacity in grow in size. In about 60 days, we are going to start a step-out drilling program. And what that allows us to do over the next few months is to be able to prove up whether the Goliad project can contain more than the 5.2 million tons resource that we are talking about.

[Reference is made to the step out drilling program.]

Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008

Location of Information in Description of Business and Properties Section
31.

Some of the historic reports that were written on the project based on the extension drilling discussed the potential for an additional 15 million tons [NB: should be "pounds"] of uranium at the Goliad Project. So we feel that this project has a great sort of building block for us in the initial 5.2 million where we can fast track that to production. But it gives us great upside to be able to prove up additional accounts and make it into a fairly large project and significant in the US Uranium industry.

[Reference is made to fast tracking of certain projects. Reference is made to previous work conducted on the property.]

Background; Weesatche Leases, Goliad County, Texas - Texas
32.

It shows you sort of what we've put together so far on our 3D analysis of the project and getting it closer for pre-production and some of our initiatives on the production side. About six months ago, we started an environmental baseline study to be able to file for a mine permit application and a radioactive material license for this project.

[Reference is made to the 3D analysis of the project. Reference is made to ongoing environmental permitting activities.]

Weesatche Leases, Goliad County, Texas - Geology of the Property; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008
33.

Our timing in terms of making sure that the project can be in production as one of the next uranium mine that's come -- that will come on stream in the US is by 2009. We are targeting Q3 or Q4 of 2009. And when you look at that, when you look at sort of the alternatives out there in terms of companies that have actually got projects, databases and people to bring new uranium mines into production, this is quite compelling.

[Reference is made to our plan to be in production in the second half of 2009 and related workflow.]

Background; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008

Location of Information in Description of Business and Properties Section
34.

As you can see, we've got a very detailed critical top tier of how this project is going to move to production -- the various steps associated on the permitting front, the various steps associated with the pre-feasibility and the feasibility studies, well field development, and again the possibility of the conventional production beginning in '09.

[Reference is made to our plan to be in production in the second half of 2009 and related workflow.]

Background; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008
35.

On that and again just to kind of explain the importance of why we are able to fast track this project, we need to really look at our method of recovery and how we are working on the metallurgy side. In-situ recovery Uranium mining is where we feel the future of the Uranium mining in both US and the world. And the reason why this is extremely important is because in-situ recovery represents an alternative to conventional mining, all compete and underground mining.

[Reference is made to the use of the In-Situ recovery method.]

Background
36.

In essence it could be regard to a solution mining. Every single pound of uranium that's mined from US soil today, has mined through in-situ recovery. I mean about 21% of all global uranium production is mine through this method.

[Reference is made to the use of the In-Situ recovery method.]

Background
37.

Today with the shortage of the commodity in terms of stock house and inventories of Uranium. And the rise in demand for this commodity, and furthermore with that adding the complexities of conventional mining as evidence by why it would have taken place at the Cigar Lake Project. You can see that the importance and value of this type of mining, a method of mining that is much lower in terms of capital expenditure, that is, in terms of an environmental impact it has much less environmental impact.

[Reference is made to potential price increases due to an expected decrease in available supply, as well as to the lower capital expenditures of In-Situ recovery method.]

Background

Location of Information in Description of Business and Properties Section
38.

And in terms of lead time, the lead time to bring an in-situ recovery for operation and to production is much quicker than a conventional mining project. The key of amenability of the projects and the geology of the project to this method of mining and most of what is available and what we are targeting in the state of Texas and in the state, in the state of Wyoming.

[Reference is made to the shorter lead time for In-Situ recovery than conventional mining.]

Background
39.

It is geology that would be amenable to this method of mining. Our Goliad project is something that we're targeting, to again have in-situ recovery conducted on. Again, in terms of lead time and we already looked at the fact that, that project would be brought on stream in 2009. This is really due to method of mining that we are experts and that we have chosen to move forward.

[Reference is made to In-Situ recovery and the plan to begin production in the second half of 2009 and related workflow.]

Background; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008
40.

Our company has also viewed in-situ recovery as being an important enough of the technique to the Uranium industry especially again, given the circumstances that we have on the supply side of the commodity. And we have come out and we have become a company that is going to be offering our in-situ recovery engineering services as third party expertise to our peers that lack such expertise.

[Reference is made to our plan to offer in-situ recovery engineering services to our peers.]

Background
41.

We feel that this provision is favorably for what is bound to be the next chapter of development in the Uranium Industry, which in our opinion is that of consolidation and we feel that given that we controlled a very important element of this business right now, that being a technical expertise. We can achieve great positioning for our company and the consolidation phase of the Uranium development a story in the US and globally.

[Reference is made to our team of experienced mining professionals.]

Background

Location of Information in Description of Business and Properties Section
42.

We feel that the company's trading information and what we spent. We have been a publicly traded company on the OTC Bulletin Board, since February of 2006 so we have only been in the public capital markets for about a year's history. And our company has still quite unknown. In terms of the liquidity our average trading volume for the past three months is about 180,000 shares a day. And we have a dual listening on the Frankfurt Stock Exchange and the Berlin, Munich and Stuttgart Exchange's over in Germany and our average trading volume there for the past three months is about 83,000 shares.

[Reference is made to the Company's trading history.]

Market For Common Equity and Related Stockholder Matters
43.

We have about 34 million shares outstanding. 15 million US in the bank on a fully diluted basis, the company will have about $30 million in the bank and about 44 million shares outstanding, about 20% of our company is institutionally held.

[Reference is made to the number of shares outstanding, the Company's cash position and shareholdings in the Company.]

Summary; Security Ownership of Certain Beneficial Owners and Management
44.

And really just in summary, and I would like to cover up a few key points about the way, we view our company in terms of the investment propositions and highlights that we have at this stage and the value that we have recorded in our company.

[Not Applicable]

N/A
45.

We feel that, again that the key driver and the success of Uranium company's, at a time when there is a proliferation of Uranium Company's out there, its technical expertise. You have to be able to demonstrate that you have the team and the manpower to advance the company's interest forward and execute.

[Reference is made to our team of experienced mining professionals.]

Background
46.

The exposure to In-Situ recovery as a method of mining is exceptionally the key right now, especially given that there is a shortage of Uranium and there is complexities of projects once they correlate. The importance of bringing projects and counts into production quickly is an extreme, although it is of extreme importance and I think we have build the great value and premium in our company from that regards.

[Reference is made to the use of In-Situ recovery.]

Background

Location of Information in Description of Business and Properties Section
47.

Our property acquisition initiatives are going to continue throughout 2007. Again, this is driven by the intellectual capital that we have in the historic databases that I talked about. And we planned to get closer-and-closer to be having one of the largest land holdings in historic resource profiles in the US for projects that demonstrate potential for Uranium mineralization.

[Reference is made to our database of exploration data.]

Background; Our Database
48.

Our advanced stage project and the Goliad project could be in production by 2009, I've talked about. And when you look at basket of Uranium companies out there that are at development stage -- that a development stage with near term production insight.

[Reference is made to our plan to be in production in the second half of 2009 and related workflow.]

Background; Weesatche Leases, Goliad County, Texas - Plan of Exploration - 2007/2008
49.

We recognized that our company is the least expensive in terms of market capitalization out there. We feel that we are still for the time being under the radar and once we can graduate to more senior exchange and develop a larger audience for our company, should be able to achieve greater valuations and move forward from there on.

[Not Applicable]

N/A
50.	So I thank you for listening to this presentation today. I appreciate it and we will now switch over to the question and answer session. [Not Applicable]	N/A

Location of Information in Description of Business and Properties Section
51.

Unidentified Audience Member
[Question Inaudible].
Amir Adnani

Okay. So the question is, if we have purchased exclusive access to this database -- databases that I've talked about. This is definitely exclusive. It's not at all a public information that was out there and available, a digital copy is available.

At 99% of the time these are old files and reports that geologist or engineers that were in charge of developing these projects historically for other companies had have longed to or the company themselves had basically, had these databases up for sale.

And in lot of cases we purchased them directly from the previous operators that have databases up for sale. We are talking physical file format and we are actually going through the process of digitizing most of this after we deployed them. Any other questions? Yes, sir.

[Reference is made to the database of exploration data we have acquired.]

Background; Our Database

Location of Information in Description of Business and Properties Section
52.

Unidentified Audience Member
[Question Inaudible]
Amir Adnani

Sure. So just -- the question is how -- so in my view our company's view on the development of pricing Uranium is going to be in the next 10 or 15 years. We feel that the fundamental is driving the price of Uranium are quite strong and our links with a number of key drivers here.

The simple supply demand side of the commodity. It's strong from the perspective that that 104 nuclear power plants we have in the US. There is no plan of any of these plants being mass sold yet. And there is plans to bring new nuclear power plants on stream between now and the next 20 years across the world in China, in India. And some of their emerging economies in Asia are really looking at this is as a fundamental shift towards sustainability of their energy supplies moving forward.

The dependency on possible fields is simply something that should not be ignored and its something that nuclear power is really being look towards as increasing our energy mix. Not a question of replacing some of the sources, but really increasing the energy mix that we have available.

Some of the concerns over the global warming are also really addressed towards more of a shift and dependency on nuclear power. And so when we look at the long term trend we see that this is really driven by long term fundamental planning on products, government in conserving those towards the expansion of nuclear capacity through out the world, and because of this long term initiative and planning behind that increase of that capacity, uranium is the only fuel that is used in the generation of electricity in a power plant.

It's really the key commodity and that supply of it that's going to a down rate now the low levels of inventory on that supply demand chart moving forward. We don't see that gap really being properly filled and reaching the level of equilibrium, until 2016 and perhaps high.

But if the capacity of the nuclear power plants continues to increase which is what is being talked about and the progress towards increase the amount of electricity we generate in the US going from 20% to perhaps 50%. All these initiatives turn out and again there will continuous demand and need for uranium as the key fuel for this power plant.

[Reference is made to uranium prices, the potential for increases in the price of uranium due to an expected decrease in supply and consumption of uranium.]

Background

Location of Information in Description of Business and Properties Section
53.

Unidentified Audience Member

What percentage of the US will be in the market 2015? And second question, do you have problems crossing borders at all in terms of selling product?

Amir Adnani

No. I mean our -- from our standpoint we're really concentrated on the US market. And our focus is to be the domestic producer and generally being a provider of this fuel to the domestic market that consumes it. And in terms of -- I am sorry what was the second question? I just listened to - could you repeat that....

[Reference is made to the Company being engaged in the exploration for uranium in the United States.]

Background

Location of Information in Description of Business and Properties Section
54.

Unidentified Audience Member
[Question Inaudible]
Amir Adnani

Okay. There we go. Yes, sir.

Unidentified Audience Member
[Question Inaudible]
Amir Adnani

Sure. This question is how we read FXR Eurasia deal or merger that was announced the other day?

We feel that and generally speaking and not speaking to the actual how the deal was structured per se. But generally speaking we feel it goes to heart of what we're talking about, which is the fact, the next sort of chapter in terms of the uranium story and development of this industry is going to be data consolidation, and consolidation is going to be the key level of activity -- business activity, because I think really paid attention to the most uranium companies.

We feel that it demonstrated what we were talking about all along for the past six months. Talking about how the sector has to begin more critical for us, through M&A and consolidation. It proves that and it proves that the investment community and capital markets are willing to support and embrace companies that can achieve larger scale operation and production from various sources, jurisdictionally speaking and mine operational speaking.

And we feel that this really is what is the opportunity in the US uranium industry. We feel that the US uranium industry is extremely right in position for consolidation and we view the news of the FXR deal as extremely positive for the industry.

[Not applicable.]

N/A
55.	Unidentified Audience Member [Question Inaudible] Amir Adnani The valuation was up I can't really comment on that. [Not Applicable.]	N/A

Location of Information in Description of Business and Properties Section
56.

Unidentified Audience Member
[Question Inaudible]
Amir Adnani

I can't really comment on it, just because I haven't looked at the numbers too much myself, yet. It just happened the other day and we haven't really gone into that yet. Okay any other questions. Yes sir.

[Not Applicable.]

N/A
57.

Unidentified Audience Member

Back to your technological point that as one of the large players in this industry looking to roll up smaller companies, are they going to be looking land maps and technology or both or what are the key things that they are looking for?

Amir Adnani

We strongly believe that the key element, the key -- again, sort of, driver behind consolidation and winner in a larger company emerging it beyond, if it is going to be technical expertise.

Early on the presentation I highlighted the fact that we've gone front 20,000 people working in the US uranium industry in '79 down to over 400 individual working in this industry in 2004, 2005. The key driver is people and expertise and the technology is not something that's available by third party engineering firms.

The technology is something that is really what's in the industry and held within the expertise that individual that were miners and that's been in the business for and during the 20-year downturn cycle that uranium had. And that is the key element in our mines to look to. And we feel that, obviously, there is a financing environment out there where company's can get finance and can talk into the capital markets effectively.

But, again, there is -- well, there is limitation is in the human resources side and we really think that's the key point to pay attention to.

[Reference is made to our team of experienced mining professionals.]

Background

Location of Information in Description of Business and Properties Section
58.

Unidentified Audience Member

Follow up, do you get that expertise through hands on expertise in the industry overtime or you look guys from -- out of School Of Mines or what?

Amir Adnani

No we -- I mean initial -- we have about 25 employees right now in our company. I highlighted above 11 of our technical experts, which have spend their careers in the uranium mining industry. So we really recruited that expertise originally from what was available in the industry and effectively by doing that we know we are able recruit the under geologist and engineers that then we can have sort of an in-house team that can then train and work with these individuals and bring them up to speed on the various initiatives that we have.

[Reference is made to our team of experienced mining professionals.]

Background
59.	Unidentified Audience Member [Question Inaudible]. Amir Adnani Sure. [Not Applicable.]	N/A

Location of Information in Description of Business and Properties Section
60.

Unidentified Audience Member
[Question Inaudible].
Amir Adnani

There is no doubt that this a tough business, it's people intensive, it's capital intensive. But at the end of the day we feel that jurisdictionally speaking, we were positioned favorably in Texas. This is a state that is very much resource driven.

There are -- there is a tremendous amount of contractors available for drilling for various other initiatives that we have on the go and so far we haven't had any issues in sourcing the right contractors and the necessary contractors to move forward. There is no doubt that and every single mining operation in the world now is affected by rising material cost, rising again human resource cost.

It's just a reality, again, of the nature of bringing new operations on stream. What that affects us for the end of the day is perhaps, we have a lower CapEx spend then what we would have anticipated tow or three years ago but at the same time we have got the higher price of uranium to make up for that potential incremental increase.

But at the end of the day, I think that you look to people and when you look the people in our company, that have build these before, they have operated them before, then the expertise and understanding of how to bring the night to direct contractors and manpower and keeping projects on cost becomes manageable when you bet on the people that have done it past.

[Not Applicable.]

N/A
61.	Okay. Well, there is no other question. Again, thank you for taking part in this presentation. And I will be back again that's sometimes 11:04 of the second one. [Not Applicable.]	N/A